Launching Now: New Kusama - won at auction! Inbox ×

M
Masterworks <notification@masterworks.com>
to selbedeiwy+masterworks

Dear ,

The November auctions were exciting for a lot of reasons — one of them being this Kusama we won from Bonhams auction house.

It's our first ever atypical Fish painting from Kusama, a style that has rarely come to auction. (Only 6 examples ever recorded — and this is one of them!)

Here's why we like this work + Kusama:

- **Attractive Appreciation:** Similar paintings have appreciated at a rate of 23.5% per year ('04–'25)
- **Consistent Appreciation:** Kusama works have historically appreciated 94% of the time they've returned to auction. 195 repeat sales, across three decades of auction history ('98–'25), according to our data.
- **2 Exits:** Kusama has had 2 exits on Masterworks, delivering net annualized returns of 17.6% (1067 days held) and 13.4% net annualized returns (801 days held). Past performance not indicative of future returns.
- **Top Artist:** Yayoi Kusama is the #1 selling female artist in history at auction through 2024 sales.

This is one of our smaller Kusama offerings at just $425k, and it may be allocated quickly.

Invest here and view the offering circular below.

The Masterworks Team
—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Previous Masterworks exits featuring artwork by Yayoi Kusama not included in set of similar sales to live offering (Masterworks 518). Masterworks has offered investments in over 500 works and realized illustrative annualized net returns of 14.6%, 17.6%, and 17.8% on works held longer than one year (not inclusive of unsold works which may be lower).

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Use of auction house name and brand is for identification purposes only.